GLOBAL ELECTRONIC RECOVERY CORP.
6240 West 3rd Street, Suite 432,
Los Angeles, California 90036
310.467.9832

February 4, 2007

Securities and Exchange Commission
Division of Corporate Finance
WASHINGTON, DC20549.701

Attention: Rufus Decker, Accounting Branch Chief

Re: Letter dated January 24, 2007
Form 10-KSB for the fiscal year ended January 31, 2006 and
Form 10-QSB for the period ended July 31, 2006
File No. 0-52161

Dear Sir:

Further to your letter dated January 24, 2007, please be advised that we will provide our responses and file the requested documents the week of February 12, 2007.

We are currently finalizing our 10QSB for the period ended October 31, 2006. If you require anything further, please do not hesitate to contact us.

Sincerely,

/s/ David O'Neill
David O'Neill

President,
Global Electronic Recovery Corp.